EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement (No. 333-66626) on Form S-8 of InterDigital, Inc. of our report dated June 23, 2009, with respect to the statement of net assets available for benefits of InterDigital Savings and Protection Plan as of December 31, 2008, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule of Schedule H, line 4i — Schedule of Assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of InterDigital Savings and Protection Plan.
/s/ Morison Cogen LLP
Bala Cynwyd, Pennsylvania
June 23, 2009